G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

November 24, 2020

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd.

Registration Statement on Form F-1, File No. 333-249182

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), G Medical Innovations Holdings Ltd. (the “Company”), hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form F-1 (Registration No. 333-249182), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission on October 1, 2020. The Company is withdrawing the Registration Statement because the proposed public offering (the “Offering”) under the Registration Statement was abandoned as the underwriting agreement relating to the Offering was not executed. No securities were sold in connection with the Offering under the Registration Statement.

 The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require additional information, please call our attorneys David Huberman at (332) 208-9012 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely, G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Dr. Yacov Geva Chief Executive Officer

cc:	David Huberman, Esq.
Oded Har-Even, Esq